FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

              For the month of January 1, 2006 to January 31, 2006



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated:  February 8, 2006




/s/ THINAGARAN
.........................................
(Signed by)
THINAGARAN
Director






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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


              For the month of January 1, 2006 to January 31, 2006

610      Company Release
611      Simenggaris Concession
612      Simenggaris Block East Kalimantan, Indonesia Sesayap B-1
613      Report for the Quarter Ended December 31, 2005

                                                  CityView
                                                  Corporation Limited
                                                  ACN 009 235 634

                                                  Level 9, 28 The Esplanade
                                                  Perth
                                                  Western Australia         6000
                                                  PO Box   5643
                                                  St George's Terrace
                                                  Perth
                                                  Western Australia         6831
                                                  Telephone: (61-8) 9226 4788
                                                  Facsimile:  (61-8) 9226 4799
                                                  Email: info@cityviewcorp.com
                                                  Web:   www.cityviewcorp.com

January 17, 2006





The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY           NSW              2000





                                 COMPANY RELEASE

CityView Corporation Limited announces that its wholly owned subsidiary, CityView Asia Pty Ltd has entered into an agreement for the restructuring of the ownership of its interest in Medco Simenggaris Pty Ltd ("MSPL"). The details of the agreement, between the existing shareholders - PT Medco Energi Internasional TBK, Midwestern Oil Pte Ltd and CityView Asia Pty Ltd is as follows:

1. CityView's effective interest in Simenggaris Production Sharing Contract ("PSC") will be scaled down from its current 15.625% (based on its 25% shareholding in MSPL) to a direct 2.50% interest in the Simenggaris PSC;

2. In consideration for the transfer of the 13.125% direct interest to Medco, Medco has agreed to bear CityView's share of all previous unpaid cash calls made by MSPL as well as CityView's portion of drilling and other costs in relation to 2 further wells to be drilled in the Simenggaris block, namely Sesayap B-1 and South Sembakung 2.

3. CityView remains fully entitled to the recovery of the previous payments of US$1,993,684 made in relation to the Simenggaris blocks on the same terms as specified in the Subscription Agreement between CityView and Medco dated 25 January 2000.

The Operator has advised that Sesayap B-1 was spud on 30 December 2005 and South Sembakung 2 will be drilled immediately after the completion of the drilling of Sesayap B-1.

                                                  CityView
                                                  Corporation Limited
                                                  ACN 009 235 634

January 23, 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000

                             SIMENGGARIS CONCESSION
CityView Corporation Limited ("CityView") (ASX:CVI) announces the following summary of a prospect montage prepared by the Medco Simenggaris-Pertamina JOB and received from its Joint Venture partner and operating shareholder, PT Medco Energi Internasional TBK ("Medco"):

SESAYAP B1 WELL
Sesayap-B1 is an exploration well and is located in the south-western part of the Simenggaris block. It lies in the Bangkudulis - Sembakung half-graben area of the western part of the Tarakan sub-basin.

More specifically, it is located just north of the Sesayap River, north of Tiga island and 2.9 kms north of Bangkudulis Kecil island. This is about 30kms northwest of Tarakan island. It is approximately 4.3 kms south of the Sesayap-A1 discovery; 19 kms north-northeast of the Bangkudulis oil field.

The Sesayap-A1 well encountered multiple sandstone reservoirs within the Meliat and Tabul formations. They flowed at: 28.4 MMSCFGD and also included condensate. This was from 8 DSTs. The Bangkudulis-1 well flowed at 5996 BOPD from 5 DSTs also within multiple sandstone layers. These sandstone layers are in distributory channels.

The primary targets of the Sesayap-B1 well are sandstone reservoirs within the Tabul and Meliat formations that are proven to have a significant hydrocarbon potential as is displayed by the Sesayap-A1 well logs.

The drilling will also establish the Santul and Naintupo formation sandstone reservoirs as the secondary target, as indicated by shows from the Sesayap-A1 well.

Sesayap-B1 will be drilled at SP 400, seismic line 1237 G 78 location. This location has good channel sandstone development and a closure of Tabul and Meliat formations.

Sesayap-B1 well is expected to penetrate the Top Santul at 660ft; the Top Tabul at 1600ft; Top Meliat at 2510ft; and Top Naintupo at 3450ft. TD will be at 6000ft within the Naintupo formation

                                                  CityView
                                                  Corporation Limited
                                                  ACN 009 235 634

HYDROCARBON RESOURCES
The Sesayap-B1 structure area is expected to contain resources estimated at 9 MMBO and 381 BCFG from the Meliat and Tabul reservoirs. The estimated chance of success is 30%.

RECOMMENDATION TO DRILL SESAYAP-B1
The recommendation to drill the well has been based on the analysis of the favourable results from adjacent wells (Sesayap-A1) and testing. Porosity logs indicate a range of 22-32%. The Meliat sandstones are the main producing reservoirs in the Bangkudulis field. Several channel sandstone lobes indicated by seismic are likely to be well developed across the Sesayap-B1 prospect.

Multiple sandstone reservoirs of upper to lower delta plain, deposited in braided channels, in the Tabul and Meliat formations were proven to be productive in Sesayap-A1, Sesayap-E1 and Bangkudulis-1 wells.

GEOLOGICAL AND STRUCTURAL SETTING
Sesayap-B1 is situated in the Sembakung Bangkudulis half graben area in the western part of the Tarakan sub-basin. Its structure is interpreted as a roll-over anticline structure, bounded to north and south by faults from the Tabul and Meliat level.

The prospect lies at the central part of the Bangkudulis-Sesayap-A1 hydrocarbon trend. The Sesayap structure was formed by uplifting during Miocene-Pliocene tectonics and further compressed during the Upper Pliocene.

STRATIGRAPHY
The Sesayap-B1 prospect is 70 milliseconds higher than Sesayap-A1 at the Tabul level and 150 milliseconds lower than the Bangkudulis structure at the Meliat level.

The main potential source of hydrocarbons for the Simenggaris block is the organic rich shales and coals of the Meliat formation and, to a lesser extent, the Naintupo formation. Thermal maturity levels show that both shales are in the onset of maturity. The migration systems are both lateral running through the adjacent carrier beds and vertically along the older growth fault prior to Plio-Pleistocene compression.

The well should penetrate the Tarakan, Santul and Tabul formations at shallow depth. It is likely that the Tarakan formations have been eroded; therefore the intra-formation shales within lower Santul and upper-middle Tabul is expected to provide an excellent seal. Similarly, intra-formational shales in the Meliat will likely perform the same function.

It is anticipated that precautions need to be taken during drilling due to high gas readings. Moreover, it is possible that loss circulation may be encountered due to sandstone reservoir thickening (as occurred in Sesayap-A1). Thus, it is suggested that close attention be paid to mud weight considerations.

                                                  CityView
                                                  Corporation Limited
                                                  ACN 009 235 634

                                                  Level 9, 28 The
                                                  Perth
                                                  Western Australia    6831
                                                  Telephone: (61-8) 92264788
                                                  Facsimile:  (61-8) 92264799




January 24, 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY           NSW              2000

           SIMENGGARIS BLOCK - EAST KALIMANTAN, INDONESIA SESAYAP B-1
CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

OPERATOR:         Medco Simenggaris - Pertamina JOB
WELL:             Sesayap B-1
RIG:              P.T. Apexindo 14
SPUD:             17.00 Hrs - 30 December 2005
PLANNED TD:       6024ft

FORMATION OBJECTIVE:
Primary:
Sandstone reservoirs within the Meliat and Tabul formations that indicated hydrocarbon potential from the Sesayap A-1 well drilling.

Secondary:
Santul and Naintupo formations that indicated hydrocarbon shows in the sandstone reservoirs in the Sesayap A-1 well.

SUMMARY of ACTIVITY:
- Drilling of 8 1/2" hole has progressed to TD of 6,025ft and the hole is being cleaned out.
- A 12 1/4" hole was previously drilled to 3205 ft and 9 5/8' casing was set.
- Early background gas units encountered (2420ft and beyond) were circulated out.
- Single shot survey made; logging at 3202.5 ft.

PRESENT ACTIVITY:
o        Circulation hole cleaning
o        Wiper trip
o        POOH in preparation for logging

UPCOMING ACTIVITY
o        Logging
o        Well testing

                                                  CityView
                                                  Corporation Limited
                                                  ACN 009 235 634


                          REPORT FOR THE QUARTER ENDED
                                DECEMBER 31, 2005

                               SUMMARY FACT SHEET

--------------------------------------------------------------------------------

                                 Company Details

Registered Office:                     17 Ord Street
                                       West Perth  WA     6005
                                       Australia
Principal Place of Business:           Level 9
                                       28 The Esplanade
                                       Perth             WA   6000
Telephone:                             (618) 9226 4788
Fax:                                   (618) 9226 4799
E-Mail:                                info@cityviewcorp.com
                                       --------------------
Internet:                              www.cityviewcorp.com
                                       --------------------
Chairman:                              A I Saddique
Chief Executive Officer:               E Ee
Directors:                             R Goh
                                       Thinagaran
                                       J F Arbouw
                                       R M Elliott
Company Secretary:                     J F Arbouw
Auditor:                               BDO
Australian Stock Exchange Symbol:      CVI
NASD Symbol:                           CTVWF
Australian Share Registry:             Computershare Investor Services Pty. Ltd.
US Share Registry:                     Computershare Trust Company Inc
--------------------------------------------------------------------------------

Market Capitalisation at June 30, 2005

Shares on Issue                        80,661,616
Options                                Nil
Fully Diluted Capital                  80,661,616
Market Value Fully Diluted             AUD$2,903,818 (US$2,120,077)

--------------------------------------------------------------------------------

Trading Volume
                      AUS                    US                TOTAL
  MONTH              VOLUME                VOLUME              VOLUME
  -----              ------                ------              ------
  October 2005       914,675              403,668           1,318,343
  November 2005      136,400              367,241             503,641
  December 2005      138,250              684,598             822,848
  TOTAL             1,189,325           1,455,507           2,644,832
--------------------------------------------------------------------------------

Oil & Gas Indonesia
CityView has a 20% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks. CityView's Joint Venture partner and Operating Shareholder is PT Medco Energi Internasional TBK ("the Operator").

Madura Concession - Madura Island, Indonesia
No reports were received from the Operating Shareholder for this quarter. Negotiations are being carried out with the Operating Shareholder to dispose of part of CityView's interests in the Block.

Simenggaris Concession - Kalimantan Indonesia
The Operating Shareholder has advised that the Sesayap B-1 well was spud on 30 December 2005. The well is programmed to be drilled to a depth 6,025 feet.

The second well at South Sembakung #2 will be drilled immediately after the completion of the Sesayap B-1 well and is scheduled for late February 2006.

Negotiations are being carried out with the Operating Shareholder to dispose of part of CityView's interests in this Block.

Finance
Cash at Bank                                               AUD$ 165,495.00
Expenditure for the Quarter                                AUD$   73,537.00





THINAGARAN
Director

January 24, 2006

       INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION
                                    ("ASIC")


              For the month of January 1, 2006 to January 31, 2006



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


No documents were lodged with ASIC during the month of January 2006.